SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

American Building Control, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Thomas W. Briggs
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3521
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As specified in the introductory paragraph herein, this filing also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 5 to its previously filed Schedule 13D, and (ii) in the case of George K. Broady, Amendment No 7. to his previously filed Schedule 13D.

1.     Name of Reporting Person:

          Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Cayman Islands

                        7.     Sole Voting Power: 2,179,725 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,179,725
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,586,706 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  17.8%

14.     Type of Reporting Person:  CO

------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Section 5 hereof.
(2)  For a discussion of the conversion rate of the Issuer's Preferred Stock, see Item 5 hereof.

1.     Name of Reporting Person:

        George K. Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  1,189,718
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 1,189,718
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,589,718 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  10.9%

14.     Type of Reporting Person:  IN

------------
(1)  Includes 1,189,718 shares held by Mr. Broady individually and 200,000 shares that Mr. Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Also includes 200,000 shares that Mr. Broady has the right to acquire through the exercise of Issuer stock options. For a discussion of Mr. Broady's Issuer stock options, see Item 5 hereof.

1.     Name of Reporting Person:

        Vance Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  215,890
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  215,890
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         215,890

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.5%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Thomas C. Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  267,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  267,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         267,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.9%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Lynn B. Kinney

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  197,885 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  197,885 (1)
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         197,885 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.4%

14.     Type of Reporting Person:  IN

(1) Solely in her capacity as a controlling person of Cantrell Partners, Ltd. Partnership with respect to 155,000 shares of the Common Stock.

1.     Name of Reporting Person:

        Cantrell Partners, Ltd. Partnership

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  155,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  155,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         155,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.1%

14.     Type of Reporting Person:  PN

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 7, 2002, as amended by Amendment No. 1 dated November 12, 2002, as amended by Amendment No.2 dated March 17, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of American Building Control, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. This Schedule 13D Statement also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 5 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, as amended by Amendment No. 2 dated November 7, 2002, as amended by Amendment No. 3 dated November 12, 2002, as amended by Amendment No. 4 dated March 17, 2003, relating to the Common Stock of the Issuer, and (ii) with respect to George K. Broady, Amendment No. 7 to his Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated October 23, 2001, as amended by Amendment No. 2 dated November 14, 2001, as amended by Amendment No. 3 dated January 18, 2002, as amended by Amendment No. 4 dated November 7, 2002, as amended by Amendment No. 5 dated November 12, 2002, as amended by Amendment No. 6 dated March 17, 2003, relating to the Common Stock of the Issuer.

Item 2.          IDENTITY AND BACKGROUND

Item 2 is hereby amended by adding at the end thereof the following:

For purposes of this and future filings, G.V. Broady and The Trust shall no longer be Reporting Persons.

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and the amount of the funds used or to be used by the Reporting Persons to purchase the Common Stock and, if applicable, the Preferred Stock, is set forth below:

	SOURCE OF FUNDS	AMOUNT OF FUNDS
VESF	Working Capital	$7,047,586.41
Broady	Personal Funds	$ 587,000.00
V. Campbell	Personal Funds	$ 701,285.00
T. Campbell	Personal Funds	$1,268,794.89
L. Kinney	Gift	Not Applicable
Cantrell Partners	Gift	Not Applicable

Item 4.          PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding at the end thereof the following:

     The Reporting Persons have contracted to sell certain of their shares of Common Stock and Preferred Stock to Solico International, Inc., a Texas corporation ("Solico"), at the times and in the manner specified in Item 6 hereof and incorporated herein by reference. The Reporting Persons fully support all aspects of the Solico transaction and intend to use their reasonable best efforts to take all actions and do all things necessary, proper or advisable in order to consummate the transaction.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,586,706 shares of the Common Stock, which constitutes approximately 17.8% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,179,725 shares of Common Stock and the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock.  Although the conversion rate specified in the Issuer's Certificate of Incorporation is 2.083 (which would result in VESF's owning 406,916 shares of Common Stock on an as converted basis), the Certificate also specifies a liquidation value of $5.00 and a conversion price of $2.40 (which is equivalent to a conversion rate of 2.08333, which, in turn, would result in VESF's owning 406,981 shares of Common Stock on an as converted basis); the Issuer, however, takes the position that 2.08333 is the conversion rate. VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 14,555,369, which represents the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock and the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2003 (the "10-Q").

Broady

Pursuant to Rule 13d-3 of the Act, Broady beneficially owns 1,589,718 shares of the Common Stock, which constitutes approximately 10.9% of the outstanding shares of the Common Stock.  Broady's 1,589,718 shares include (i) 1,189,718 shares held by Broady individually and (ii) 200,000 shares that Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Broady's 1,589,718 shares of Common Stock also include 200,000 shares issuable upon exercise of Issuer stock options. Although the forementioned options expired on January 30, 2003, Broady sent a notice of exercise covering all of such options to the Issuer prior to January 30, 2003. The option price, however, has not yet been paid and, consequently, the shares have not been issued. Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by 14,548,388, which represents the 200,000 shares of Common Stock that Broady has the right to acquire through the exercise of Issuer stock options, 200,000 shares of Common Stock that Broady has the right to acquire upon exercise of outstanding Issuer warrants, and the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

V. Campbell

Pursuant to Rule 13d-3 of the Act, V. Campbell beneficially owns 215,890 shares of the Common Stock, which constitutes approximately 1.5% of the outstanding shares of the Common Stock.  V. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

T. Campbell

Pursuant to Rule 13d-3 of the Act, T. Campbell beneficially owns 267,000 shares of the Common Stock, which constitutes approximately 1.9% of the outstanding shares of the Common Stock.  T. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

L. Kinney

In her capacity as a controlling person of Cantrell Partners and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 197,885 shares of the Common Stock, which constitutes approximately 1.4% of the outstanding shares of the Common Stock.  L. Kinney's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

Cantrell Partners

Pursuant to Rule 13d-3 of the Act, Cantrell Partners beneficially owns 155,000 shares of the Common Stock, which constitutes approximately 1.1% of the outstanding shares of the Common Stock.  Cantrell Partners' percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,586,706 shares of the Common Stock, which constitutes approximately 17.8% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,586,706 shares of the Common Stock, which constitutes approximately 17.8% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,586,706 shares of the Common Stock, which constitutes approximately 17.8% of the outstanding shares of the Common Stock.

In her capacity as a controlling person of Cantrell Partners and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 197,885 shares of the Common Stock, which constitutes approximately 1.4% of the outstanding shares of the Common Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

VESF

VESF has the sole power to vote or to direct the vote of 2,179,725 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  Therefore, on any matter submitted to stockholders for a vote, VESF would have 5,435,640 votes, which represents 2,179,725 votes associated with the 2,179,725 shares of the Common Stock beneficially owned by VESF and 3,255,915 votes associated with the 195,351 shares of the Preferred Stock beneficially owned by VESF.

Broady

Broady has the sole power to vote or to direct the vote of 1,189,718 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 1,189,718 shares of the Common Stock.

V. Campbell

V. Campbell has the sole power to vote or to direct the vote of 215,890 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 215,890 shares of the Common Stock.

T. Campbell

T. Campbell has the sole power to vote or to direct the vote of 267,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 267,000 shares of the Common Stock.

L. Kinney

In her capacity as a controlling person of Cantrell Partners, L. Kinney has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 42,885 shares of the Common Stock.

Cantrell Partners

Cantrell Partners has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball has the shared power to vote or to direct the vote of 2,179,725 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,179,725 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons has the shared power to vote or to direct the vote of 2,179,725 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.

In her capacity as a controlling person of Cantrell Partners, L. Kinney has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or direct the disposition of 42,885 shares of the Common Stock.

(c)     During the last 60 days, the Reporting Persons have neither purchased nor sold shares of the Common Stock or Preferred Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock or the Preferred Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and restated in its entirety as follows:

     On January 14, 2002, Broady and the Issuer entered into a Warrant Agreement and related Warrant Certificate (collectively, the "Warrant Agreement") pursuant to which the Issuer granted to Broady warrants to purchase, at any time prior to January 14, 2005, up to 200,000 shares of the Issuer's Common Stock at an initial exercise price of $1.64 per share, subject to adjustment in certain events. The Warrant Agreement further provides that (i) Broady will have the right, subject to certain restrictions, to demand that the Issuer file up to one registration statement to register the shares of Common Stock acquired by him upon exercise of the warrants for resale and (ii) subject to customary limitations, Broady will have the right to cause the Issuer to include the shares of Common Stock acquired by him upon exercise of the warrants in other registration statements filed by the Issuer.

     On September 22, 2003, VESF and Solico entered into a Stock Purchase Agreement (the "Purchase Agreement"), attached as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico agreed to purchase 25% of VESF's Common Stock and 25% of VESF's Preferred Stock for an aggregate purchase price of $1,899,806.52 on October 31, 2003 (the "First Tranche"), (ii) Solico agreed to purchase a further 25% of VESF's Common Stock and a further 25% of VESF's Preferred Stock for an aggregate purchase price of $1,899,804.41 on December 15, 2003 (the "Second Tranche") and (iii) VESF has the right to sell and Solico has the right to purchase, pursuant to a put/call option, VESF's remaining shares of Common Stock and Preferred Stock on June 30, 2004 for an aggregate purchase price of $4,497,120.50 (the "Option Tranche"). In addition, pursuant to the Purchase Agreement, VESF has granted Solico an irrevocable proxy to vote VESF's shares of Common Stock and Preferred Stock to be purchased by Solico in the Second Tranche for a period of time beginning on the closing of the First Tranche and ending on the closing of the Second Tranche. Solico's obligation to purchase each of the First Tranche, the Second Tranche and the Option Tranche is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) the Issuer's Board of Directors (the "Board") shall have permanently and irrevocably waived the Issuer's right to redeem the Preferred Stock, (ii) on or prior to the closing of the First Tranche, the Board shall have appointed at least one person designated by Solico to the Board, (iii) on or prior to the closing of the Option Tranche, the Board shall have appointed at least one additional person designated by Solico to the Board and (iv) Broady and certain persons affiliated with Broady shall have entered into definitive, binding agreements with Solico (including the agreements described in the following paragraphs), pursuant to which Solico shall purchase certain of the shares of the Common Stock owned by such persons.

     On September 22, 2003, Broady and Solico entered into a Stock Purchase Agreement (the "Broady Agreement"), attached as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference, whereby (i) Solico agreed to purchase 275,000 shares of the Common Stock owned by Broady for an aggregate purchase price of $400,000 on October 15, 2003 (the "First Closing"), (ii) Solico agreed to purchase an additional 200,000 shares of Broady's Common Stock for an aggregate purchase price of $675,000 on December 15, 2003 (the "Second Closing") and (iii) Solico has an option to purchase an additional 300,000 shares of Broady's Common Stock for a purchase price of $2.75 per share at any time after the Second Closing and on or before June 30, 2004 (the "Option Closing"). In addition, Broady has granted Solico an irrevocable proxy to vote 775,000 shares of Broady's Common Stock from and after the First Closing until July 15, 2004; provided, however, that if the Second Closing is not consummated on or before December 15, 2003 (and the date of such Closing has not been extended by the mutual agreement of the parties), then the proxy shall terminate and be of no further force or effect. Solico's obligation to purchase Broady's shares at the First Closing and the Second Closing is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned effective upon or prior to the Second Closing, (ii) the Board shall fill such vacancy with at least one person designed by Solico and (iii) Solico and certain shareholders of the Issuer affiliated with Broady shall have entered into definitive binding agreements pursuant to which Solico shall purchase the Common Stock owned by such persons. Solico has also agreed to escrow 100,000 of Broady's First Closing shares to secure its performance of the Second Closing; if the Second Closing does not occur, such 100,000 shares are to be returned to Broady.

     In addition, Broady has entered into a loan arrangement, at an interest rate of 7% per annum, with Danny Mills of San Antonio, Texas, pursuant to which Broady will immediately receive a $200,000 advance against a Note payable at the First Closing through the delivery to Mills of 125,000 shares of Broady's Common Stock. Broady's obligations under the Note are supported by a pledge agreement on customary terms and conditions, including an irrevocable proxy to Mills to vote such 125,000 shares of Common Stock. The Note is attached as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

     V. Campbell, T. Campbell, L. Kinney and Cantrell Partners (for purposes of this paragraph, such persons are collectively referred to as the "Other Reporting Persons") are in the process of entering into a Stock Purchase Agreement with Solico (the "Other Reporting Persons Purchase Agreement"), the form of which is attached as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico will agree to purchase 170,194 shares of the Common Stock owned by the Other Reporting Persons for an aggregate purchase price of $340,888 on October 15, 2003 (the "First Other Reporting Persons Closing"), (ii) Solico will agree to purchase an additional 170,194 shares of the Other Reporting Persons' Common Stock for an aggregate purchase price of $382,936.50 on December 15, 2003 (the "Second Other Reporting Persons Closing") and (iii) Solico will have an option to purchase 170,194 additional shares of the Other Reporting Persons' Common Stock (such shares, the "Option Shares") for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Other Reporting Persons Option Closing"). In addition, the Other Reporting Persons have granted Solico an irrevocable proxy (such proxy to take effect only upon the approval by the Board of the terms of the Other Reporting Persons Purchase Agreement for purposes of Section 203 of the Delaware General Corporation Law) to vote the Option Shares from and after the First Other Reporting Persons Closing until July 15, 2004; provided, however, that if the Second Other Reporting Persons Closing is not consummated on or before December 15, 2003 (and the date of such Closing has not been extended by the mutual agreement of the parties), then the proxy shall terminate and be of no further force or effect. Solico's obligation to purchase the Other Reporting Persons' shares at the First Other Reporting Persons Closing and the Second Other Reporting Persons Closing is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned effective upon or prior to such Closing, (ii) the Board shall fill such vacancy with at least one person designed by Solico, (iii) Solico and Broady shall have entered into the Broady Purchase Agreement and Solico and certain other shareholders of the Issuer specified in the Other Reporting Persons Purchase Agreement shall have entered into a definitive binding agreement pursuant to which Solico shall purchase the certain of the shares of the Common Stock owned by such persons (the "Additional Shares Agreement") and (iv) all of the conditions precedent to Solico's obligation to purchase the shares of Common Stock pursuant to the Broady Agreement and the Additional Shares Agreement shall have been waived or satisfied.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1.     List of Officers and Directors of BIPIELLE Bank (previously filed).

Exhibit 99.2     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

Exhibit 99.3     Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).

Exhibit 99.4     Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 22, 2003 (filed herewith).

Exhibit 99.5     Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated September 22, 2003 (filed herewith).

Exhibit 99.6     Note Secured by Pledge Agreement between George K. Broady and Danny W. Mills, dated September 22, 2003 (filed herewith).

Exhibit 99.7     Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated September 22, 2003 (filed herewith).


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  September 23, 2003

/s/ Thomas W. Briggs
Thomas W. Briggs,

Attorney-in-Fact for:
VICTORIA & EAGLE STRATEGIC FUND, LTD.
GEORGE K. BROADY
VANCE CAMPBELL
THOMAS C. CAMPBELL
LYNN B. KINNEY
CANTRELL PARTNERS, LTD. PARTNERSHIP

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EXHIBIT INDEX

Exhibit          Description

99.1.     List of Officers and Directors of BIPIELLE Bank (previously filed).

99.2.      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

99.3      Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).

99.4      Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 22, 2003 (filed herewith).

99.5      Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated September 22, 2003 (filed herewith).

99.6      Note Secured by Pledge Agreement between George K. Broady and Danny W. Mills, dated September 22, 2003 (filed herewith).

99.7      Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated September 22, 2003 (filed herewith).